Exhibit 99.17

Press Release

Tuesday, March 27, 2007

Inter-Citic Identifies 25 New Gold Anomalies From Soil Geochemistry Near Dachang Main Zone

March 27, 2007, Toronto, ON: Inter-Citic Minerals Inc. (TSX - ICI) (“Inter-Citic” or “The Company”) President James Moore is pleased to announce the discovery of 25 new gold soil anomalies through soil geochemistry at its Dachang Gold Project in the Province of Qinghai, China.

This press release provides results from the first soil geochemistry survey conducted by the Company on the Dachang East area of the Dachang Gold Project. Dachang East is one of six districts within Inter-Citic’s 279 km2 Dachang Gold Project. Dachang East hosts a NI 43-101 complaint inferred mineral resource in the Dachang Main Zone (“DMZ”) of 14.8 million tonnes grading 3.71 gpt Au (approximately 1.8 million oz Au contained), reported in the Company’s press release of March 20, 2007, which is part of the Company’s total inferred mineral resource.

HIGHLIGHTS

•	25 new gold soil anomalies have been discovered in the Dachang East district.

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This brings to 55 the total number of gold soil anomalies now discovered by Inter-Citic on its Dachang Gold Project. All new anomalies lie outside the limit of the drill testing on the DMZ resource area.

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Results of the current survey establish a strong gold-in-soil geochemical trend southeast of the DMZ, as well as a second series of parallel gold soil anomalies associated with a major regional thrust fault to the north.

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Soil geochemistry has been a valuable exploration tool at Dachang because of the near-surface nature of the mineralization. In 2005 and 2006 surface trenching of the 20 ppb threshold that define anomalies in this district led to the discovery of shallow bedrock concentrations of gold bearing sulfides hosted in fault structures, with mineralization very similar to the DMZ resource.

•	None of the new soil anomalies have been tested to date by the Company, although many of these will present priority targets for trenching and drilling in the 2007 exploration season.

NEW ANOMALIES

The new geochemistry being reported covers two separate grids at Dachang East. The first grid (B8) is approximately 16 km2 and located southeast of the Company’s Dachang Main Zone resource area. The second grid (B3) covers 6 km2 and is approximately 4 km northeast of the DMZ. A total of 8,634 soil samples were taken and have now been analyzed in this survey. Please see the Company’s website for maps illustrating the locations anomalies.

Analysis of the soil geochemistry has resulted in the discovery of 25 new gold-in-soil anomalies. These anomalies tend to be linear, between 40 to 240 meters in width with strike lengths varying from 600 to 1400 meters and tend to follow the 110 degree trend of the dominant structural fabric observed throughout the property.

Gold values in soils from the 2006 survey areas grade from 1 to greater than 300 ppb – the upper detection limit for the larger grids analytical method. Background gold levels for the soils range from 1 to 5 ppb. The B8 survey tested 6,433 soil samples to a gold detection limit of 300 ppb. Of these 174 samples tested greater than 100 ppb and the survey returned a mean gold value of 11 ppb with a threshold of 20 ppb defined as highly anomalous, representing results at the 90th percentile. On grid B3 the 2,201 soil samples collected returned 46 samples greater then 100ppb the upper gold detection limit for this grid’s testing. Results show mean gold values of 7 ppb with a threshold of 20 ppb defined as highly anomalous given values at the 90th percentile

Maps and associated materials are available on Inter-Citic’s website at www.inter-citic.com.

METHODOLOGY

The Company established an exploration grid over the Dachang East area of the Dachang Gold Property. A total of 8,634 B horizon soil geochemical samples were collected from hand-dug pits every 20m on grid lines established at 200m intervals across the two grids described above. Soil samples were air dried on site and delivered to the provincial government laboratory at Xining. Gold content in the soil was determined by analyzing 10g samples of minus 200 mesh material obtained by sieving, adding 10ml 1:1 aqua regia, absorbing with active carbon, reducing to ashes, dissolving in another 5ml 1:1 aqua regia with gold detection by spectrophotometer.

All of the samples collected at Dachang are stored in a restricted secure storage area. Samples are shipped by truck to Golmud and delivered to Inter-Citic’s courier agent in Golmud for shipment to the various laboratories for analysis. Inter-Citic’s courier agents are present at all transshipment points between Golmud and the laboratories. All the laboratories used by Inter-Citic for soil sample analysis are certified by the Chinese government.

Exploration at Dachang was conducted with the assistance of the numerous professionals from the Qinghai Geological Survey Institute (“QGSI”), working in co-operation with Inter-Citic’s technical team on site and supervised by Mr. Garth Pierce, Inter-Citic’s Vice-President of Exploration.

Mr. Charles Hartley, P.Geo., Inter-Citic’s Senior Geologist, and Mr. B. Terrence Hennessey, P.Geo., both Qualified Persons under the requirements of National Instrument 43-101, have reviewed a copy of this press release.

On Behalf of the Board:

“James J. Moore”

President & CEO

ABOUT INTER-CITIC

Toronto-based Inter-Citic Minerals Inc. is an exploration and development company with properties in the People’s Republic of China, including the Dachang Gold Project in Qinghai Province. Inter-Citic is listed on the TSX under the symbol ICI. Inter-Citic’s website is www.inter-citic.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Stephen Lautens

Vice President, Corporate Communications

Inter-Citic Minerals Inc.

(905) 479-5072 x 227

www.inter-citic.com

stephen@inter-citic.com

Investors are encouraged to review “Risk Factors” associated with the Dachang project as outlined in the Company’s 2006 Financial Statements and Annual Information Form available on the SEDAR website at www.sedar.com. The statements herein that are not historical facts are forward-looking statements. These statements address future events and conditions and so involve inherent risks and uncertainties, as disclosed under the heading “Risk Factors” in the company’s periodic filings with Canadian securities regulators. Actual results could differ from those currently projected. The Company does not assume the obligation to update any forward-looking statement. The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

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